UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                   FORM 10-SB/A No. 1


                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUERS
        Under Section 12(b) or (g) of the Securities Exchange Act of 1934






                            Uranium Power Corporation
                  --------------------------------------------
                 (Name of small business issuer in its charter)





                 Colorado                                         None
      ------------------------------                        ------------------
     (State or other jurisdiction of                       (I.R.S. Employer
      incorporation or organization)                        Identification No.)



              206-475 Howe Street, Vancouver, B.C., V6C-2B3, CANADA
              -----------------------------------------------------
                    (Address of principal executive offices)



Issuer's telephone number:   (604) 685-8355

Securities to be registered under Section 12(b) of the Act:   None

Securities to be registered under Section 12(g) of the Act:

                         Common Stock, $.001 Par Value
                         -----------------------------
                                (Title of Class)

     This document contains technical and geological terms, which are defined in the Glossary of Terms, which appears at the end of Part I of this prospectus.

ITEM 1.   DESCRIPTION OF BUSINESS

Business.

     Uranium Power Corporation (the "Company") is a Colorado corporation formed on April 3, 1998. The Company is a Canada-based company engaged in the exploration of uranium properties. The Company was formed as a result of management's perception of the upcoming worldwide shortage of uranium. The Company is in the exploration stage, and there is no assurance that a commercially viable mineral deposit exists on any of its properties. Further exploration will be required before a final evaluation as to the economic and legal feasibility is determined. The Company intends to identify, acquire and develop uranium properties in the Athabasca Basin in northern Saskatchewan, Canada.

     On April 13, 1998, the Company acquired a 100% interest in two uranium properties located in northern Saskatchewan, Canada, pursuant to an Acquisition Agreement (the "Acquisition Agreement") with Athabasca Uranium Syndicate, a syndicate formed in British Columbia, Canada ("Athabasca"). Athabasca was founded by the promoters of the Company. Under the terms of the Acquisition Agreement, the Company acquired all of Athabasca's assets, the majority of which comprised the "Hocking Lake Property" and the "Henday Lake Property." In exchange, the Company issued 6,000,000 shares of its common stock to Athabasca (or 300,000 shares per Syndicate Unit of Athabasca). The Hocking Lake Property consists of five mining claims in two groups totaling 49,924 acres located west of Black Lake, Saskatchewan. The Henday Lake Property consists of three contiguous mining claims totaling 28,428 acres in the Henday and Mallen Lakes area. The Company does not know of any known reserves of uranium on these properties, but it intends to explore the Hocking Lake and the Henday Lake Properties to attempt to identify uranium prospects.

     The map on the following page reflects the location of each of the Company's properties.





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


MAP APPEARS HERE

     The Company entered into a letter agreement dated July 29, 1998 with J. R. Billingsley, the registered owner of claim #S-106087 (the "Billingsley Claim") in Northern Mining District, Saskatchewan, regarding property known as the "Hump Lake Property." Under the letter agreement, the Company had until October 1, 1998 to notify Mr. Billingsley whether it wanted to proceed with exploring and developing the Billingsley Claim. The Company's deadline was extended from October 1, 1998 to December 1, 1999. Under the agreement, if the Company desired to proceed with exploring and developing the claim, Mr. Billingsley would transfer his 100% ownership of the Billingsley Claim to the Company upon (i) the issuance of 50,000 shares of the Company's $0.001 par value common stock to Mr. Murray Swetz; (ii) the payment of $13,375 Can. (Canadian Dollars) to Mr. Billingsley; (iii) an agreement by the Company to pay Mr. Billingsley U.S. $0.35 per pound of uranium bearing minerals mined from the claim when the price is U.S. $18.00 per pound or less, and U.S. $0.50 per pound when the price is more than U.S. $18.00 per pound, plus 3% of net smelter returns on other minerals mined from the claim; (iv) an agreement by the Company to use its best efforts to bring the property to production; and (v) the execution of a formal agreement based on the terms set forth in the letter agreement. If the Company decided not to explore and develop the claim, it would be entitled to file its exploration expenditures on the claim as assessment work and would provide Mr. Billingsley the results of its exploration activities. The Company has decided to proceed, and the Company has conducted an aerial geophysical survey on the property, paid the $13,375 to Mr. Billingsley, and issued the 50,000 shares of stock to Mr. Swetz. The agreement is in good standing.

     On December 16, 1998, the Company executed an Exploration Option and Operating Joint Venture Agreement ("Joint Venture Agreement") with Phelps Dodge Corporation of Canada, Ltd., a Delaware corporation ("PDC"), under which PDC granted the Company an option to acquire an interest in six uranium properties ("PDC Properties") in Saskatchewan consisting of a 100% interest in 11 mining claims and totaling 74,756 acres. A portion of these six properties are located close to what Saskatchewan Energy and Mines, the provincial agency governing mining claims and operations, has determined to be some of the richest known remaining uranium deposits in the world, such as Cigar Lake (353 million pounds uranium oxide), MacArthur River (213.8 million pounds uranium oxide) and Key Lake (24.4 million pounds uranium oxide). See, "Saskatchewan Exploration and Development Highlights 1999," Exploration and Development, 1999, Saskatchewan Energy and Mines. In order to exercise its option to acquire a 100% interest in the six PDC Properties under the Joint Venture Agreement, the Company must incur expenditures of at least U.S. $338,000 ($500,000 Can. (Canadian dollars)) by May 31, 2000, and an additional U.S. $1,690,000 ($2,500,000 Can.) in expenditures by December 31, 2003 from prospecting, exploring, developing and mining the six properties. PDC will be entitled to a royalty from the uranium produced from the PDC Properties if the Company exercises its option.

     Under the Joint Venture Agreement, if the Company exercises its option to acquire the PDC Properties, the Company grants PDC an earn back option. The earn back option gives PDC the option to surrender its right to royalties and obtain a 35% interest in the PDC Properties if PDC incurs expenditures of at least U.S. $2,028,000 ($3,000,000 Can.) by December 31, 2006 from prospecting, exploring, developing and mining the six properties.

     On March 24, 1999, the Company entered into a Property Option Agreement with Pacific Amber Resources Ltd., a British Columbia corporation ("Pacific Amber"), under which the Company granted Pacific Amber an option to acquire a 50% interest in the Company's rights to be obtained under the Joint Venture Agreement with PDC. The Company and Pacific Amber are not affiliated with each other, although the companies share a common director. Pacific Amber will be entitled to exercise its option if it incurs the U.S. $338,000 ($500,000 Can.) in expenditures by the extended deadline of May 31, 2000 that are required to be expended by the Company under the Joint Venture Agreement. The Company issued 200,000 of its shares of common stock to Pacific Amber upon execution of the Property Option Agreement. All decisions to be taken with respect to the initial program to expend U.S. $338,000 ($500,000 Can.) under the Joint Venture Agreement are to be handled by a management committee, with the Company and Pacific Amber each appointing two members to the four member committee. Pacific Amber has a deciding vote in the event of a split of votes.

     If Pacific Amber satisfies its expenditure obligations by May 31, 2000 under the Property Option Agreement, then subsequent to May 31, 2000, the Company's and Pacific Amber's interests in the PDC Properties will be proportionately adjusted based on the amount of expenditures that each company incurs between January 1, 2000 and the May 31, 2000 deadline to incur an additional U.S. $1,690,000 ($2,500,000 Can.) under the Joint Venture Agreement with PDC. In the event that either the Company's or Pacific Amber's proportionate interests are adjusted based on expenditures to a percentage that is less than 15%, then that company's interest will be converted to a 5% net profit interest.

     With the ability to explore a total of more than 178,000 acres in a uranium belt considered by Saskatchewan Energy and Mines to be one of the richest in the world, the Company's management believes it is well positioned to identify and develop a significant amount of uranium. However, there is no assurance that the Company will be able to discover, develop and produce sufficient uranium reserves in the Hocking Lake Property, the Henday Lake Property, the Hump Lake Property or elsewhere. Further, there can be no assurance that the Company will recover the expenses incurred when it explores its properties or claims, or that it will achieve profitability.


     The Company's management believes it's key strengths lie in the acquisition, financing and exploration of world class uranium properties, and in the principals' extensive industry contacts worldwide. Together with the experience in the uranium industry of Thornton Donaldson, the Company's
President, the Company is positioning itself to become a significant player in the field of uranium exploration and development.

     The Company will require additional funds to support its operations over the next 12 months, and plans to raise funds by offering its common stock in private placements. Significant sales of equity capital by Uranium Power to raise funds could potentially result in significant dilution to shareholders of the Company.

     The Company's future financial performance is dependent, in part, on the following factors: The price of uranium. The price of uranium may be impacted by the supply and demand for uranium. Currently, worldwide demand exceeds the supply; however, there is no assurance this favorable relationship will continue. The industry is dominated by a few large companies, and the price is also impacted by competition from many other companies engaged in similar activities as the Company. Some of those entities have more experience and greater resources than the Company. The absence of any operating history. The Company is a recently-formed entity, which has not yet begun full operations. The Company's management has extensive experience in acquiring, exploring, financing and developing mineral properties; but it does not have extensive experience in operating producing mines. There is no assurance that the Company's management will be able to manage the Company and its operations effectively and efficiently. The Company does not yet have any full-time employees; and there is no assurance that the Company will attract the necessary employees to maximize its performance. Operating Risks. The uranium exploration and mining industry is highly speculative, and is subject to the uncertainty of exploration that is inherent in this industry. Government Regulation. The Company's planned operations are subject to considerable government regulation. The Company must obtain both Canadian and provincial governmental approval as it approaches the production stage of developing its properties. The approval process can be lengthy, and there is no assurance the Company will obtain the necessary governmental approvals to conduct its operations as planned or desired.

General Statements on Uranium.

     Uranium occurs as uranium oxide in minerals such as pitchblende. According to Saskatchewan Energy and Mines, most of the world's rich uranium deposits occur in the Athabasca Basin of northern Saskatchewan, and are contained in unconformities (breaks in the geological record) between Archean aged basement rocks (very old rocks) and younger, Proterozoic aged sedimentary layers at depths of less than 1,640 feet. Major faults near the unconformities are also important features enhancing the chance for discovery.


     Uranium is an unusual metal compared to base and precious metals in that its value has really only been recognized in the past 60 years. Uranium ore is the basic resource for the production of electrical energy through nuclear power. Commercial nuclear power generation is a technology that has become mature and well-understood. The industry began to see increased commercial demand for uranium in 1973, partially as a result of the OPEC-induced "energy crisis" which caused a sharp rise in crude oil prices. In response, many countries began development of nuclear power programs as an alternative to fossil fuels for electricity generation. As of September, 1997, there were approximately 439 commercial nuclear reactors operating in more than 30 countries, producing about 17% of the world's electricity.

     The Nuclear Energy Institute stated at the 1997 Kyoto conference on global warming that clean air objectives cannot be obtained without maintaining and expanding the existing number of commercial nuclear generators in the world. Clearly the key factor in determining demand for uranium is reactor fuel requirements for meeting the world's growing energy demands. See, World Nuclear Focus, Number 10, published by the Uranium Institute.

Mineral Properties.

     The Company's properties are located in areas geologically favorable for the occurrence of uranium deposits. Exploration in the western sector of the Hocking Lake Property has discovered uraniferous boulders . The Henday Lake Property is located within a few miles of four major deposits, two of which are in production, with the other two planning to commence operations within the next three years. The Billingsley Claim is a 3.1 by 2.5 mile area located at Hump Lake, 14.3 miles northwest of Uranium City. Uranium City was the site of extensive development and a uranium "boom" - including the renowned Eldorado Mines - in the mid-1950's. Eldorado Mining and Refining Ltd. was the first company to mine and refine uranium in North America. It supplied the uranium for the atomic bombs produced by the United States in World War II.

     Exploration has shown that the Athabasca Basin-type arkose and coarse conglomerate Martin formation extends further into the area than was previously thought, and underlies the Hump Lake Property. Trigg, Woolett Consulting Ltd., performed exploratory work on the property. A drill hole sample from the property returned 1.42% uranium oxide over 22 feet in the Martin arkose. Trigg, Woolett Consulting, Ltd. is not affiliated with the Company.

     In December of 1998, the Company obtained an option to acquire six properties totaling 74,756 acres in the Athabasca Basin under the Joint Venture Agreement with PDC. A diamond drill intersection of 9.02 feet at one property assayed 0.62% uranium oxide and most of the holes at this location intersected significant alteration. Five of the properties are located between the Key Lake mine to the south, a producing uranium mine, and the MacArthur River deposit to the north, the richest known uranium deposit in the world. The MacArthur River deposit has ore reserves of 483,000 tons grading 11.9% uranium oxide, and is scheduled to commence production in December 1999. The sixth property is located
9.3 miles east of the Cigar Lake uranium deposit, which has ore reserves of more than 350,000 tons with an average grade of 14% uranium oxide, and is expected to be placed into production in 2001. See, "Saskatchewan Exploration and Development Highlights 1999," Exploration and Development, 1999, Saskatchewan Energy and Mines.


Markets.

     Canada is the largest producer of uranium in the world. In 1998, Saskatchewan's mines produced 10,924 tons of uranium, which Saskatchewan Energy and Mines reported was 100% of Canadian and approximately 32.0% of total world uranium output, valued at approximately $557 million Can. This production was attained from three mines in northern Saskatchewan. By the year 2003, four new mines are scheduled to be in production in this area for an estimated total production of 23,828 tons of uranium annually, which will be approximately 55% of projected world mine production.

     In 1997, mines supplied 35,810 tons of uranium and 439 uranium reactors world wide required approximately 64,250 tons of uranium. In the past the deficit has been made up from stockpiles, which are now largely depleted. Demand continues to grow 1% to 2% annually. By the year 2020, the World Energy Council estimates electricity demand will be at least 50% higher than now, and that nuclear energy will be required to contribute a large portion of this demand. In the late 1990's, it was generally considered that only Canada would be in a position to compete with Australia (which has greater low-cost reserves) and expand production to meet forecasted increases in the world uranium demand . See, Nuclear Issues Briefing Paper # 3, 5/98, a publication of Uranium Information Centre, Ltd.

     Uranium oxide prices increased from U.S. $7.00 to $8.00 per pound in the early 1970's to more than U.S. $40.00 per pound in the late 1970's and thereafter decreased to the U.S. $8.00 to $10.00 range in the early 1990's. As stockpiles became depleted, the price increased to over U.S. $16.00 per pound from January 1995 to mid 1996, and then declined to approximately U.S. $10.00. On December 6, 1999, the price of uranium was U.S. $11.44 per pound. See, The Ux Consulting Company, LLC & The Uranium Exchange Company report on Industry Spot Prices, December 6, 1999, as published in The UX Weekly.

     Considering the current shortfall of supply of approximately 30,000 tons per year, which can only be made up from new mine production, and to a minor extent by recycling nuclear weapons and reprocessing used reactor fuel, it appears that the price of uranium oxide will increase, which will encourage more active exploration for the mineral. Estimates of prices in the range of U.S. $20.00 to $40.00 per pound over the next two years have been made by A.R. Rule Investments, a uranium advisory service; and estimates of prices in the low to mid $20's (U.S.) per pound over the five-year period ending in 2001 have been made by U.S. Energy Corporation. See, "Doug Casey: Uranium Stocks That Are Going Higher," A.R. Rule Investments, 2/24/99; and U.S. Energy Corporation Investor News, October 31, 1996.

Supply and Demand.

     Over the past decade, the world has consumed more uranium than it has produced from mines. The shortfall has been met from four sources: The large inventories that were accumulated during the period of very high uranium prices in the 1970's; from decommissioning nuclear weapons in the United States and countries of the former Soviet Union; from reprocessing spent reactor fuel; and from reprocessing old mine tailings.

     As reported by the Uranium Institute in London, England, world uranium fuel consumption has increased from 25,401 tons in 1980 to 64,250 tons in 1997, with production below reactor requirements since 1990. In 1997, worldwide production of primary source (mined) uranium was 35,810 tons. This resulted in an approximate 30,000 ton gap between supply and demand. The decreasing surplus makes it imperative that new, economically competitive uranium be found and developed for the future. Industry experts estimate that production from new mines must be in place in the very near future or shortages will exist.

     In 1998, Saskatchewan Energy and Mines reported that Canadian mining operations produced approximately 32.0%, or 10,924 tons, of the world's uranium output, making it the global leader, followed by Australia. Since the mid 1980's, a minimal amount of mine development has taken place, except for those engaged in recovering ore from the very high grade deposits in northern Saskatchewan. Substantial investments are now being made by uranium production companies to increase production capacity enormously by early in the next century. A number of exploration and development projects in northern Saskatchewan are currently underway, that when in operation are projected by the Uranium Institute in London, England to increase Canadian production to a total of 23,828 tons of uranium annually. This amount is approximately 55% of projected global mine production. But even with this increase in production, there appears to be a shortfall in the uranium supply.

     The price of uranium has fluctuated widely over the years. In the early 1950's, the price was approximately $4.00 (Can.) per pound. The price increased to over U.S. $40.00 per pound in the late 1970's. The price then dropped down to U.S. $8.00 per pound in the early 1990's. In December of 1999, the price was over U.S. $11.00 per pound.

Exploration and Development.

     Exploration for the discovery of uranium mineralization uses techniques similar to that used in other types of mineral exploration. In northern Saskatchewan, tracing of uranium rich boulders dropped by continental glaciers and scintillometer surveys may locate deposits near the surface, however deeply buried deposits require other more sophisticated geophysical and geochemical methods to delineate favorable anomalous target areas. Diamond drilling then tests priority zones located through the geophysical and geochemical testing.

     Once a deposit is discovered, many drill holes are required to outline the tonnage and grade for purposes of a feasibility study to a production decision. Should production occur, the mineralized rock is crushed, ground and processed to produce yellowcake (U3O8), which is then sent to a refinery for conversion to UO3,UO2 or UF6, comprising the products used as fuel for nuclear power reactors.

     The Company has expended (through Pacific Amber's expenditures) approximately U.S. $256,000 ($378,000 Can.) on exploration of its optioned PDC Properties in 1999. The balance of $122,000 Canadian to be spent by December 31, 1999 has been extended to May 31, 2000. The Company has committed to spend approximately $330,709 Canadian (U.S. $223,330) by December 31, 1999 on exploring the Henday Lake, Hocking Lake and Hump Lake properties.


Financial Market Overview.

     On December 6, 1999, the price of uranium was U.S. $11.44 per pound. See, The Ux Consulting Company, LLC & The Uranium Exchange Company report on Industry Spot Prices, December 6, 1999, as published in The UX Weekly. When estimates of available secondary (non-commercial stockpile) supplies are combined with estimates of future primary production, the market will likely stay reasonably well balanced in the short term. However, as the secondary supply declines and becomes a smaller factor in the marketplace and new and expanded production comes on-line, the gap between these contrasting forces will be a critical factor, resulting in a predicted rise in market prices in the next year or two.

Competition.

     The process of mineral exploration and prospecting for uranium, and the process of developing, operating and mining uranium for the purpose of commercial production is a highly competitive and speculative business. In seeking available opportunities, the Company will compete with a number of other companies, including large multi-national companies, that may have more experience and resources than the Company.

     Within northern Saskatchewan, as well as globally, the Company competes with both major uranium companies and independent producers for, among other things, rights to develop available uranium properties, procurement of available materials and resources and hiring qualified international and local personnel.

Regulation.

     In order to commence exploration on any of its uranium properties or claims, the Company must obtain an exploration permit, which can take up to 30 days to obtain. When the Company approaches the production stage of developing its properties, the Company will be required to obtain both Canadian and provincial governmental approval of the tailings process, mining methods and environmental consequences of the mine production, which approval process can take up to two years. The environmental impact study that must be obtained on each property in order to obtain governmental approval to mine on the properties is a part of the overall operating costs of a mining company, and will not by itself have an adverse effect on the Company.

Employees.

     As of September 24, 1999, the Company had no full-time or part-time employees.

ITEM 2.   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
          CONDITION AND RESULTS OF OPERATIONS

Plan of Operation.

     The Company is in the exploration stage and does not currently have any income from operating activities. The Company intends to engage in the prospecting, exploration, acquisition and development of properties in northern Saskatchewan for the recovery of low-cost, high-grade uranium.

     In early 1998, the Company entered into the Acquisition Agreement with the Athabasca Uranium Syndicate, acquiring a l00% interest in two properties (the Hocking Lake and Henday Lake Properties) located in the uranium-rich Athabasca Basin of Saskatchewan and separately acquired an option to explore and develop a third property (the Hump Lake Property) located close to Uranium City in the Athabasca Basin. In December 1998, the Company was granted an option to acquire an interest in six additional properties from PDC in the Athabasca Basin. Since 1968, the Athabasca Basin, a sandstone formation area covered by glacial deposits of boulder till and sand, has hosted discoveries of some 18 uranium deposits varying in grade from 0.12% to the exceptionally high grade 18.7% uranium oxide. The area has not yet been fully explored and many areas previously explored deserve reevaluation due to greater geological knowledge acquired in the interim, and improved exploration techniques.

     The Company has completed a first phase exploration program consisting of an airborne deep penetrating state-of-the-art electromagnetic and cesium vapor magnetometer survey at the Hocking Lake, Henday Lake and Hump Lake Properties, in order to determine priority target areas for detailed ground geophysics , which is currently being conducted. A thorough study of all past work in the area is being carried out and data compiled and correlated with the new surveys as part of the first phase. Management of the Company estimates the cost of the first phase exploration program for the Hocking Lake, Henday Lake and Hump Lake Properties to be approximately U.S. $223,330. In October 1999 the Company issued common stock for $300,000, and now believes that it has enough liquid assets to fund the first phase of its exploration program over the next 12 months. The Company expects to continue to incur operating losses and will rely on additional equity sales to fund its activities beyond the next 12 months.

     The six PDC Properties optioned in December under the Joint Venture Agreement with PDC have undergone extensive geophysical surveys, lithogeochemical boulder sampling and diamond drilling within the past three years and the Company has committed significant resources to further explore the properties by second stage geophysics and diamond drilling. The Company has completed an exploration program on the PDC Properties, which consisted of further ground geophysics at a cost of U.S. $256,000 ($378,000 Can.) to delineate target areas and diamond drilling of previously delineated and newly defined target zones. The balance of $122,000 Can. that was to be spent by December 31, 1999 has been extended to May 31, 2000 by letter from PDC.

     The Company entered into an agreement with Pacific Amber in March of 1999, which has been extended, under which the Company will grant Pacific Amber a 50% interest of the Company's interest in the PDC Properties if Pacific Amber incurs the balance of $122,000 Can. in expenditures by May 31, 2000. Pacific Amber has expended the above mentioned U.S. $256,000.

     In addition to current projects, the Company is engaged in the active examination of other potentially significant properties for the purpose of optioning or acquiring an interest in them in the future. The Company plans to continue ground geophysical and geological surveys and diamond drilling on the PDC Properties over the next 12 months. The Company will require additional funds to support its operations over the next 12 months, and plans to raise funds by offering its common stock in private placements. The Company has no employees, and does not expect to have any for the next 12 months. All operations will be conducted utilizing consultants.

     Aerial geophysical surveys were conducted by the Geoterrex-Dighem division of Conpagnie Generale de Geophysique ("CGG"). CGG is the largest geophysical company in Europe, and one of the largest in the world. The Geoterrex-Dighem division is the largest, most experienced airborne geophysical service group in the world.

         The ground geophysical surveys are being conducted by Patterson Mining Geophysics Ltd. The company has been in operation since 1980; and is operated by Bill Patterson, a geophysicist, who has over 24 years of geophysical experience throughout Canada and the United States. The company also includes Gord Ostapovitch, a geophysicist, who has been active in the mineral exploration and mining industry since 1975, and Bob Polischuk, a Geosoft/Auto CAD technologist.

     The Company has not received the results of the aerial and ground geophysical surveys conducted by Geoterrex-Dighem or Patterson Mining Geophysics Ltd.

Year 2000 Issues.

     The "Year 2000" issue is the result of the inability of hardware, software and control systems to correctly identify two-digit references to specific years, beginning with the Year 2000. The "Year 2000" problem is pervasive and complex as virtually every computer operation will be affected in some way by the rollover of the two-digit year value to "00". The failure of computer systems to properly recognize date-sensitive information when the year changes to 2000 could result in system failures or miscalculations causing disruptions of the Company's operations.

     The Company does not currently utilize computer hardware or software as an integral part of performing its geophysical and geological surveys and diamond drilling. To date, the Company has not experienced any Year 2000 problems in its computer systems, and does not expect that these systems will be significantly affected by the Year 2000. The Company will not be engaged in any significant development work until after the Year 2000 has commenced. The Company does not have any major suppliers, and therefore has not made any inquiries of third parties' Year 2000 compliance issues.

     Year 2000 problems could also occur in non information technology computer systems. To date, however, the Company has not experienced any Year 2000 problems in its non information technology computer systems, and does not expect that these systems will be significantly affected by the Year 2000.

     Despite the Company's belief that it will not experience any significant Year 2000 problems in its computer systems, the Company cannot guarantee that its computer systems, the computer systems of its suppliers, or the computer systems of other entities that deal with the Company, will not be affected by Year 2000 problems in the future. The Company has no contingency plans in place to deal with Year 2000 problems.

     To date, management believes that the costs of Year 2000 compliance will not be material and does not anticipate any material adverse effects on its operations.

Forward-Looking Statements.

     The following cautionary statements are made pursuant to the Private Securities Litigation Reform Act of 1995 in order for the Company to avail itself of the "safe harbor" provisions of that Act in the future. Note, however, that the safe harbor for forward looking statements does not apply to non-reporting companies, which on the date of the initial filing of this registration statement, included the Company. Discussions and information in this document which are not historical facts should be considered forward-looking statements. With regard to forward-looking statements, including those regarding the potential revenues from the mining and development of uranium properties, and the business prospects or any other aspect of the Company, actual results and business performance may differ materially from that projected or estimated in such forward-looking statements. The Company has attempted to identify in this document certain of the factors that it currently believes may cause actual future experience and results to differ from its current expectations. In addition to the risks cited above specific to the exploration and mining of uranium, differences may be caused by a variety of factors, including but not limited to, adverse economic conditions, entry of new and stronger competitors, inadequate capital and the inability to obtain funding from third parties, unexpected costs, inability to obtain or keep qualified personnel, and the volatility of uranium markets and prices.

ITEM 3.   DESCRIPTION OF PROPERTY

     The Company's properties are located in the Athabasca Basin of northern Saskatchewan, Canada. The Athabasca Basin is one of the world's largest producers of uranium, supplying over 30% of the world's production needs. Since 1968, 18 uranium deposits varying in grade from 1.2% to 18.7% uranium oxide have been discovered in the Athabasca Basin.

     The Company acquired two properties (the Hocking Lake Property and the Henday Lake Property) located in the Athabasca Basin of northern Saskatchewan, as part of the Acquisition Agreement with Athabasca. The Company's ownership of the properties includes the rights to all minerals or reserves located on and extracted from the properties.

     The Hocking Lake Property is geographically located approximately 600 miles north of the regional capital city of Regina. The closest city to the Hocking Lake Property is Uranium City, located 95 miles west of the property. The region has a dry, continental climate, with 30 inches of snowfall covering the ground during five months of each year. Mean temperatures range from minus 30 degrees Fahrenheit in the month of January to plus 75 degrees Fahrenheit in the month of August. The Hocking Lake Property may be accessed by float or ski equipped aircraft or helicopter from the village of Stoney Rapids located approximately 7 miles to the north.

     The Hocking Lake Property consists of five mining claims in two groups totaling 20,203 hectares (49,924 acres) west of Black Lake, Saskatchewan. The claims are located on N.T.S. sheets 74-O-1 and 74-P-4 of northern Saskatchewan. The claims are designated S106048 through S106052 inclusive.

     The Henday Lake Property is geographically located approximately 500 miles north of the regional capital city of Regina. The closest city to the Henday Lake Property is La Ronge located 200 miles south of the property. The region has a dry, continental climate, with 30 inches of snowfall covering the ground during five months of each year. Mean temperatures range from minus 30 degrees Fahrenheit in the month of January to plus 75 degrees Fahrenheit in the month of August. The Henday Lake Property may be accessed by gravel road from the town of La Ronge or by float or ski equipped aircraft or helicopter from La Ronge or Stoney Rapids.

     The Henday Lake Property consists of three continuous mining claims totaling 11,504 hectares (28,428 acres) in the Henday and Mallen Lake area, N.T.S. 74-I-8 and 74-L-5, northern Saskatchewan. The claims are designated S106053, S106054 and S106055.

     There have been no previous mining operations on either the Henday Lake or the Hocking Lake Properties. However, portions of properties have been explored by prospecting, geophysics and possibly some diamond drilling by various operators mainly during the 1970's and 1980's. Both properties have been sitting idle since the late 1980's. These properties are largely undeveloped and do not have an infrastructure of roads.

     Both the Hocking Lake and the Henday Lake Properties are in the exploration stage where the Company is in the process of locating potential mineral deposits or reserves. The Company has not yet begun to extract uranium or other mineral deposits from the properties and therefore has not engaged in the exploitation of the mineral deposits or reserves from the Hocking Lake or the Henday Lake Properties.

     The area has not been fully explored and many areas previously explored deserve reevaluation due to geological knowledge acquired over the years and improved exploration techniques. The Company's ability to realize the carrying value of its assets is dependent on the Company being able to extract and transport uranium oxide deposits and finding appropriate markets for their sale.

     The Hocking Lake and Henday Lake Properties are located in areas considered to be geologically favorable for occurrence of uranium deposits having the following criteria:

     1. Located on the unconformity (the highest grade uranium deposits are known to occur in unconformity type deposits between Archean basement rocks and Proterozoic sedimentary sequences) between the Athabasca group and basement rocks, at depths less than 1,640 feet. The unconformity occurs at the break in the geological record where the younger sediments overlay the very old basement rocks.

     2.   Active exploration surrounding both properties.

     3. Uraniferous boulders at the nose of a drumlin in the western sector of the Hocking Lake Property .

     4. The Henday Lake Property is located within a few miles of four major deposits, two of which are in production and the other two of which are scheduled for production in the next three years. Two additional major deposits located further to the southwest in the Athabasca Basin, MacArthur River and Cigar Lake, are expected to be in production in December 1999 and 2001, respectively.

     As described under Description of Business, the Company owns an option on the Hump Lake Property from J.R. Billingsley, the registered owner. The Hump Lake Property is geographically located approximately 650 miles northwest of the regional capital city of Regina. The closest city to the Hump Lake Property is Uranium City, located 12 miles southeast of the property. The region has a dry, continental climate, with 30 inches of snowfall covering the ground during five months of each year. Mean temperatures range from minus 30 degrees Fahrenheit in the month of January to plus 75 degrees Fahrenheit in the month of August.

     Exploratory radiometric prospecting, trenching and diamond drilling were conducted on the Hump Lake Property in the late 1960's and 1970's, however, the property is without known reserves and the proposed programs are exploratory in nature. The Hump Lake Property is largely undeveloped and may be reached by float or ski equipped aircraft from Uranium City.

     On December 16, 1998, the Company executed a Joint Venture Agreement with PDC under which the Company was granted an option to gain an ownership interest in six uranium properties totaling 74,756 acres located in the Athabasca Basin. Five of the properties are located between the Key Lake mine to the south, a producing uranium mine, and the MacArthur River mine to the north, one of the richest known uranium deposits in the world, which went into production December 1999. The sixth property is located 9.3 miles east of the equally high grade Cigar Lake uranium deposit. Approximately $1,900,000 Can. has been spent on these properties between 1995 and 1997 on geophysical surveys, lithogeochemical boulder sampling and diamond drilling. All six properties are largely undeveloped, with little or no infrastructure of roads.

     1. The Crawford Property, located 15.5 miles northwest of the Key Lake mine, has been explored by geophysics and reconnaissance and detailed lithogeochemical boulder sampling. Three sub-parallel electromagnetic conductors were detected, and one conductor in the area of a large intense kaolin anomaly was partially drilled. There is also enrichment of chlorite, boron, lead and uranium in several sectors in proximity to the conductors. Two of the holes did not adequately test the alteration zone as they did not reach basement. Two holes were drilled on another conductor which indicated a second stronger alteration zone. The most westerly hole is anomalous in lead, boron and uranium. Kaolin is anomalous throughout the sandstone section. Due to the presence of the favorable alteration minerals and anomalous values mentioned above, further exploration work is warranted. The property may be reached by bush road (Fox Lake Road) year-round from Provincial Highway 914 or by float or ski equipped aircraft.

     2. The Perpete Property is located 24.8 miles west-northwest of the Key Lake mine. This property can be reached by winter road from Provincial Highway
914. Summer access is restricted to all terrain vehicles. The most convenient access is by float or ski equipped aircraft from La Ronge, approximately 161.5 miles to the south.

     The Perpete Property has been explored by geophysics, lithogeochemistry and drilling. Previous work indicated moderate to strong alteration and erratic enrichment of lead and uranium. A later electromagnetic survey indicates the conductor coinciding with the east edge of the previous "conductive zone" is east of the northern fence of drill holes. Thus, the conductor was not adequately tested and further diamond drilling is required.

     3. The Brown Property, located 12.4 miles northwest of the Key Lake mine, adjoins the Crawford Property to the south. The property can be reached by 4x4 trucks by bush road (Fox Lake Road) from Provincial Highway 914. The most convenient access is by float or ski equipped aircraft from La Ronge, which is approximately 161 miles to the south.

     Other than on the east-central edge of the Brown Property, very little work has been carried out. A total of 68 holes were drilled in this area in two locations. In one of the locations, a drill intersection of 9.02 feet assayed 0.62% uranium oxide and most of the holes in this area intersected significant alteration.

     A lithogeochemical reconnaissance survey was conducted over the property subsequent to the drill program. This survey indicates the presence of two strongly anomalous areas southwest of Colquhoun Lake to the northeast and southwest of the previously drilled zone. Evidence of hydrothermal alteration is characterized by chloritization and dravitization, and trace alteration including uranium, lead, arsenic and yttrium.

     The strongest and most consistent clay alteration trends are in the southern portion of the property, between Brown Lake and MacArthur River Road. Although it is possible that some of this alteration is derived from the previously known area of uranium mineralization near Shift Lake, some of the anomalous trends are situated a few miles away, both along and across the ice direction, suggesting that other sources may exist to the west and the southwest of Shift Lake. The strongest and most consistent trace element enrichment anomalous zone occurs in the northeast sector extending south - southwest of the tip of the Colquhoun Lake. This zone is characterized by weak to moderate chloritization and dravitization, but relatively strong and consistent enrichment of uranium, arsenic, lead and yttrium.

     Additional geophysical surveys carried out by the Company in 1999 with limited diamond drilling have outlined a significant anomalous zone with favorable geology, which the Company intends to further explore by diamond drilling.

     4. The Jasper Property, located 9.3 miles east of the Cigar Lake Uranium Deposit, contains a lithogeochemical anomaly east of Woodstock Lake. This anomaly contains strong illite and weak boron enrichment, with weak to moderate lead and uranium anomalies. Additional lithogeochemical surveys are recommended. The Jasper Property can be accessed by float or ski equipped aircraft.

     5. The Morin Lake Property is located 18.6 miles west-northwest of the Key Lake mine. The property can be reached by winter road from Provincial Highway
914. Summer access is restricted to all terrain vehicles. The most convenient access is by float or ski equipped aircraft from La Ronge, which is approximately 161.4 miles to the south. The property has uranium anomalies occurring in several portions of the property. Detailed lithogeochemical sampling is required to further define the anomalous areas.

     6. The Marean Property is located 31.1 miles north-northeast of the Key Lake mine. The property can be reached by winter road from Provincial Highway
914. Summer access is restricted to all terrain vehicles. The most convenient access is by float or ski equipped aircraft from La Ronge, which is approximately 173.9 miles to the south. The property has been explored by geophysics and boulder sampling, which indicated weak conductors and boulder anomalies. Subsequent lithogeochemical surveys show the presence of boron, weak chloritization, and significant illite enrichment, indicating hydrothermal alteration. Further geophysical and lithogeochemical surveys should be conducted prior to drilling.

     All six of the PDC Properties are without known reserves and the proposed programs are exploratory in nature. Each of these properties exhibit encouraging features such as geophysical conductors, faulting, and various types of alteration indicative of hydrothermal systems favorable for the occurrence of uranium mineralization. All of the properties merit further exploration including geophysics, lithogeochemical surveys and diamond drilling.

Exploration Program.

     The Company has conducted work on its wholly-owned properties, the Hocking Lake and Henday Lake Properties, utilizing an exploration program consisting of an airborne, deep penetrating, state-of-the-art electromagnetic and cesium vapor magnetometer survey in order to determine priority target areas for detailed ground geophysics and geology, prior to a diamond drilling program.

     The first phase of the Company's exploration program ("Phase I") consisted of an airborne deep penetrating state-of-the-art electromagnetic and Cesium vapor magnetometer survey in order to determine priority target areas for detailed ground geophysics and geology, prior to a diamond drilling program. A thorough study of all past work in the area will be carried out and data compiled and correlated with the new surveys as well as limited ground geophysics as part of Phase I. The Company expects to begin Phase I in the near future. Management of the Company estimates the cost of the Phase I program to be approximately U.S. $223,300.

     The Company is not aware of any known reserves and its exploration program is currently exploratory in nature. A Phase II program will consist of diamond drilling, if warranted, to outline a mineral deposit. The Company plans to finance these programs by offering its common stock through private placements.

     The Company will be required to perform extensive geological and/or geophysical surveys on all of its wholly-owned and optioned properties. The Company will be subject to all risks inherent in performing surveys, exploring and extracting uranium. Any of the risks could result in the Company being liability for damages from loss of life and property. The Company is not fully insured against these risks. Many of these risks are not insurable.

     Management of the Company believes the risk-to-reward considerations involved with the development of the properties are very positive and may lead to substantial growth of the Company over the next several years. However, the Company can provide no assurances that the properties or any of them will produce uranium oxide in any specific amounts or that the Company will ever realize a profit as a result of the Company's exploration, extraction, development or production of the properties.

Exploration Report Summaries

Hocking Lake Property

     The 5 claim Hocking Lake property has not been tested by deep penetrating EM surveys. Depths to basement are estimated to be in the range 300 m to 600 m, which is beyond the range of prior Input surveys. Much of this area should be within the range of a low frequency GeoTem survey. The western claims straddle a high magnetic block which probably represents non-prospective granitic basement. The flanks of the high mag block and an interior low mag corridor should be included in the GeoTem survey.

Henday Lake Property

     The Henday Lake property has seen two generations of relatively recent airborne EM coverage. Almost all of the 3 claim property was included in a 1977 Input survey, which mapped some 17 km of probable basement conductors within the current property outline. Some of these targets are thought to be untested or poorly tested. A GeoTem survey in 1988 covered approximately 40% of the property, on the west side. Drilling in and around the property has revealed fairly rugged sub-Athabasca paleotopography with up to 100 m of relief at the basement surface. It is feasible that some parts of the property which were not covered by the 1988 GeoTem work, may have been too deep for the 1977 Input survey. A GeoTem survey of the eastern 60% of the property is recommended, with two flight line orientations to accommodate the arcuate and variable strike directions which are characteristic of the Mudjatic Domain.

Tazin Property

     The Tazin property is a single claim of 2000 ha under option to UPC. Historical work has identified a mylonite fault zone with pitchblende mineralization. No conductive strata have been mapped or intersected by drilling in the area. Rather than GeoTem, a high resolution aeromagnetic survey, over a larger area, would be more appropriate. Mapping, prospecting and sampling should also be completed.

Morin Lake Property

     The 1999 winter exploration program on the Morin Lake project (CBS 7758) consisted of line cutting (20 km), a geophysical survey (17.4 km of TEM) and one diamond drill hole of 350 m. From the 1999 drill core, 13 drill core samples were collected for lithogeochemical analysis.

     A fixed loop TEM survey comprising 17.4 km of profile coverage on six lines was completed in the northeastern part of claim CBS 7758. Four basement conductor trends were outlined, as well as a broad conductive zone probably caused by flatlying graphite horizons extending north of the grid. Three of the conductor axes trend WNW, paralleling a regional structure which is evident in aeromagnetics. A segment of the dominant conductor horizon (conductor "R") was selected as a target for drill hole ML-01.

     This diamond drillhole intersected background Athabasca Group sandstone and graphitic pelitic basement gneisses. Polished graphite is present on slickensides and fracture planes over a twenty meter interval starting at 284 m. No anomalous radioactivity was encountered.

     Lithogeochemical sampling results did confirm significant enrichment of boron within the sandstone column, but failed to detect any anomalous clay alteration or trace element enrichment indicative of proximity to a uranium deposit.

     Although no indications of an uranium deposit were detected in the drill hole, the property still holds excellent potential. There are large gaps still to be filled by detailed geophysical surveys and lithogeochemical boulder sampling. As a first step, historical drill holes which have not yet been tested and analyzed by lithogeochemical means, should be sampled during the upcoming summer months. A lithogeochemical boulder sampling program should also be completed. Additional geophysical work consisting of TEM surveys, should fully evaluate the NE corner of CBS 7758. The TEM work would be a component of a winter exploration program, along with diamond drilling to test existing and new targets.

Perpete Lake Project

     The 1999 winter exploration program on the Perpete Lake Project consisted of a diamond drilling program. Two drillholes, PL-01 and PL-02, were completed totaling 688 m. From the 1999 drill core, 32 drillcore samples were collected for lithogeochemical analysis.

     Both drillholes intersected weakly altered sandstone. Weakly anomalous clay analysis values are confirmed by lithogeochemistry. The basement rocks in drillhole PL-01 are predominantly pegmatites with lesser amounts of graphitic pelite. Anomalous downhole radioactivity was encountered over two intervals;
281.4 to 283.5 m: 115 to 536 cps  (average 293 cps) and 289.2 to 290.4 m: 118 to
263 cps (average 168 cps). Both intervals are associated with graphitic pelitic gneiss intervals and the contact with pegmatite. The majority of the sandstone section of hole PL-01 is anomalous in trace uranium content which ranges between
0.5 and 0.9 ppm uranium. This is equivalent to two to four times background. The radioactive intersection in the basement is highly anomalous in uranium, nickel, cobalt and arsenic, fully representing the paragenesis usually found in unconformity uranium deposits.

     The basement rocks of drillhole PL-02 consisted of pelitic gneiss, calc-silicate, pegmatite and minor graphitic pelite. Strong ductile deformation is evidenced by elongation of minerals and pulled apart fabrics. No anomalous radioactivity was recorded in this drill hole. The lower-most sandstone bench (bottom 20 m of Athabasca sandstone) carries 2 ppm U (lithogeochemical analysis) which is quite strongly anomalous.

     Although no commercial grade uranium mineralization was detected during this program, the results to date are certainly encouraging and additional work is warranted. As a first step, all historic holes which have not yet been tested and analyzed by lithogeochemical means, should be sampled and tested during the upcoming summer. Additional geophysics, to test the northeasterly extension of the known conductive trends, should be undertaken next winter. Diamond drilling to drill test existing and new targets, will be a component of future programs.

Marean Lake Project

     The 1999 winter exploration program on the Marean Lake project (CBS 7752) consisted of line cutting (25.3 km) and a geophysical survey (25.3 km of TEM coverage).

     Despite being largely underlain by probable Archean granite basement, some portions of the property have the potential to contain Aphebian metasediments. Modelling, using aeromagnetic data, suggests that two areas, a broad corridor through Marean Lake, and a strip along the northeastern edge of the property, are probably underlain by Aphebian metasediments.

     The TEM coverage detected 4 weak anomalies within the Marean Lake area. Although weak, these responses are definitely derived from basement sources, most likely graphitic horizons. These targets may have responded weakly due to unexpected strike or dip directions, inappropriate loop locations, or greater than expected depths to basement.

     Although the results of the winter exploration program are not negative in a technical sense, the practicability to retain a property with 600 to 700 m sandstone cover must be evaluated in the context of the owners corporate objectives.

Brown Lake Property

     The 1999 winter exploration program on the Brown Lake property (CBS 7756 and CBS 7757) consisted of linecutting (32.9 km), geophysical surveys (46.25 km of fixed loop TEM) and two diamond drill holes totaling 506.2 m. From the 1999 drill core, 16 samples were collected for lithogeochemical analysis.

     A fixed loop TEM survey on two lines at Shift Lake outlined the previously known conductor horizon, providing a dip direction (towards the NE), and located outlying features to the SW (a possible fault zone) and to the NE (a possible weakly conductive basement horizon). In the Wheeler River area, two sub-parallel, N-S trending conductors, one of which is quite strongly conductive, are traced almost continuously for two kilometers. Indications of a third conductor horizon are noted to the east. As a follow-up to these results, an additional TEM survey in the Lucky Lake area attempted to link the Shift Lake area conductor with the Wheeler River conductor horizons. Poor ice conditions precluded complete coverage of the proposed wrap-around feature NE of Lucky Lake, forming a continuous 'S' shaped conductive trend, however, results to date support the concept.

     TEM coverage in the Ford Lake area failed to detect basement conductors associated with some probable faulting in sandstone which had been picked up by prior VLF EM surveys.

     The diamond drilling program consisted of one drillhole on the Shift Lake grid (ddh SL- 01) and one drillhole on the Wheeler grid (WL-01).

     Drillhole SL-01, oriented at -60(degree)/210(degree), was targeted at the down-dip extension of uranium mineralization (1.42 m% U308) discovered at the unconformity in Union Carbide drillhole 79-17. Drillhole SL-1 encountered moderately to strongly bleached sandstone from 71 to 98 m and 106 to 153 m. Friable sandstone extended over the interval of 122 to 136 m and narrow intervals of shearing occur at 158 and 180 m. The basement rocks consist of graphitic pelitic gneiss with intervals of calc-silicate and silicate faces iron formation overlying interpreted granite gneiss. Two significant brachia-gouge zones were noted within the pelitic gneiss.

     Drillhole WL-1 intersected intervals of weakly to moderately bleached sandstone overlying pelitic basement. The drillhole was abandoned 7.4 metres below the unconformity as the drill rods became stuck and an attempt to reduce from NQ to BQ was not successful.

     Lithogeochemical sampling did not result in the detection of any significant alteration zones, or trace element enrichment zones which might indicate proximity to a uranium deposit. These drillholes did not explain the consistent anomalous boulder trend of dravite, uranium and arsenic enrichment down ice from Lucky and Colquhoun Lake.

     If proven, the occurrence of an `S' shaped conductive trend is considered highly favorable. The multiple conductor horizons in a 200 to 400 meter-wide package of graphitic basement stratigraphy in the central segment of the 'S', are reminiscent of the Key Lake setting. Here, a lower (basal) Aphebian conductive trend hosts sporadic, uneconomic uranium mineralization, while the Key Lake ore bodies are hosted by a nearby, sub-parallel and dominant graphitic conductor horizon which is stratigraphically higher. At Key Lake and Lucky Lake, the thick, graphitic Aphebian stratigraphy lies on the flanks of an Archean granitic dome.

     Additional exploration work is recommended on the Brown Lake property. Work to be carried out during the upcoming summer season should consist of lithogeochemical sampling of historical drill holes and resistivity surveys in the Shift Lake area. A longer term objective is to drill the most prospective segments of the Lucky Lake conductor system, probably during a winter program.

Reserves.

     The Company's claims have no proven reserves as of December 20, 1999.

Corporate Offices.

     The Company currently maintains its corporate headquarters at 475 Howe Street, Suite 206, Vancouver, B.C., Canada. The telephone number of the corporate headquarters is (604) 685-8355. The Company will sublease office space as required for operations.

ITEM 4.   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
          MANAGEMENT

     The following table sets forth as of October 8, 1999, the number of shares of the Company's outstanding $0.001 par value common stock beneficially owned by each of the Company's current directors and the Company's executive officers, the number of shares beneficially owned by all of the Company's current directors and named executive officers as a group, and the number of shares owned by each person who owned of record, or was known to own beneficially, more than 5% of the Company's outstanding shares of common stock:

                                                            Amount and           Percent of
       Name of                                         Nature of Beneficial        Common
   Beneficial Owner              Position                   Ownership               Stock
   ----------------              --------              --------------------      ----------
Thornton J. Donaldson
206 - 475 Howe Street            President and              397,000(1)               5.77%
Vancouver, B.C. V6C 2B3          Director

William G. Timmins               Secretary and              250,000(2)               3.64%
410 - 455 Granville Street       Director
Vancouver, B.C. V6C 1T1

James R. Billingsley             Director                   100,000(3)               1.45%
3157 West 33rd Avenue
Vancouver, B.C. V6N 2G6

E.G. (Ed) Mowatt                 Director                   100,000(4)               1.45%
4217 Coventry Way
N. Vancouver, B.C. V7N 4M9

All directors and executive                                 847,000(5)              12.32%
officers as a group
  (four persons)

Pacific Amber Resources, Ltd.        --                     650,000                  9.45%
1818 - 701 West Georgia Street
Vancouver, B.C.  V7Y 1C6




                                      -25-


                                                            Amount and           Percent of
       Name of                                         Nature of Beneficial        Common
   Beneficial Owner              Position                   Ownership               Stock
   ----------------              --------              --------------------      ----------
Pandora Industries Inc.              --                     450,000                 6.54%
1818 - 701 West Georgia Street
Vancouver, B.C.  V6P 4X6

Mark T. Smith                        --                     600,000                 8.72%
5090 Warwick Terrace
Pittsburgh, PA  15213

-------------------

(1) Includes 22,000 shares owned by Mr. Donaldson's spouse and 275,000 shares owned by United Corporate Advisors, Ltd., of which Mr. Donaldson is the President, a Director and shareholder.

(2) Includes 150,000 shares owned by Mr. Timmins' spouse.

(3) Includes 50,000 shares owned by Mr. Billingsley's spouse.

(4) Includes 30,000 shares owned Mr. Mowatt's spouse and 30,000 shares owned Mr. Mowatt's daughter.

(5)  Includes securities reflected in footnotes 1 - 5.

     There are no current arrangements or agreements pledging securities which could in the future result in a change of control of the Company.

ITEM 5.   DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL
          PERSONS

     The following table sets forth as of September 24, 1999, the names and ages of the current directors and executive officers of the Company, and the principal offices and positions with the Company held by each person and the date such person became a director or executive officer of the Company. The executive officers of the Company are elected annually by the board of directors. Executive officers serve terms of one year or until their death, resignation or removal by the board of directors. The present term of office of each director will expire at the next annual meeting of shareholders. Each executive officer will hold office until his successor duly is elected and qualified, until his resignation or until he is removed in the manner provided by the Company's bylaws.


Name of Director or Officer           Director
and Position in the Company            Since         Age     Principal Occupation
---------------------------           --------       ---     --------------------
Thornton J. Donaldson                   1998          70     President of the  Company since its inception in April
President                                                    1998.  Secretary   of  the  Company  from  April  1998
                                                             July  1998.   President  of  Rich  Coast,   Inc.,   an
                                                             industrial   waste   treatment   company   located  in
                                                             Dearborn,  Michigan from 1984 to 1993,  and a Director
                                                             of Rich  Coast,  Inc.  from 1993 to 1999.  Director of
                                                             Lorex Resources,  Ltd., a mineral  exploration company
                                                             located  in  Vancouver,  British  Columbia  since July
                                                             1999.  President and sole director of United Corporate
                                                             Advisers Ltd., a geological  and financial  consulting
                                                             business   founded   by   Mr.   Donaldson   in   1970.
                                                             Self-employed as a consulting  geologist and financial
                                                             advisor from 1978 through the present.

William G. Timmins                      1998          62     Secretary  of  the  Company  since  July  1998.  Self-
Secretary                                                    employed as  President of WGT  Consultants,  Ltd. from
                                                             to present  as a  geological  consultant  for numerous
                                                             mining companies in Canada, the United States, Central
                                                             and South America, Australia and New Zealand. Director
                                                             of  Monalta  Resources  Ltd.,  a  mineral  exploration
                                                             company  located in West Vancouver,  British  Columbia
                                                             from April 1998 to present.

James R. Billingsley                    1998          76     President and  Chief Executive Officer of Glamis Gold,
                                                             a public  company engaged in gold mining,  from August
                                                             1988    through   December   1998.   Vice   President-
                                                             Administration   of   Glamis  Gold  from  August  1993
                                                             through August 1998.

E.G. (Ed) Mowatt                        1998          46     Chief  Financial  Officer  and a  Director  of Tracer
                                                             Petroleum  Corporation,   a  British  Columbia  based
                                                             international  oil and gas company with  interests in
                                                             Indonesia and Canada, from 1994 through January 1999.
                                                             Secretary of Tracer  Petroleum  Corporation from 1996
                                                             through  January  1999.  Chartered  accountant  since
                                                             1989.

     Except as indicated in the above table, no director of the Company is a director of an entity that has its securities registered pursuant to Section 12 of the Securities Exchange Act of 1934.

     There are no other arrangements or understandings between any executive officer and any director or other person pursuant to which any person was selected as a director or an executive officer.

ITEM 6.   EXECUTIVE COMPENSATION

Compensation and Other Benefits of Executive Officers.

     The Company's President and other executive officers did not receive any compensation or other benefits between the inception of the Company (April 3, 1998) and April 30, 1999, its last fiscal year end.

Stock Option Plan.

     The Board of Directors of the Company has adopted a stock option plan effective August 31, 1999, subject to shareholder approval by August 31, 2000. The stock option plan was adopted in order to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentive to the Company's employees and to promote the success of the Company's business. The Company has reserved 1,200,000 shares of its Common Stock under the stock option plan. As of the date hereof, no options have been granted under the stock option plan.

Compensation of Directors.

     No pension or retirement benefit plan has been instituted by the Company and none is proposed at this time and there is no arrangement for compensation with respect to termination of the directors in the event of change of control of the Company.

ITEM 7.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     James R. Billingsley, a director of the Company, is the registered owner of the entire Billingsley Claim, and therefor has an interest in the Company's option to acquire rights to explore and develop the Billingsley Claim. In addition, Mr. Billingsley is a Director of Pacific Amber Resources Ltd., and therefore has an interest in the Company's Property Option Agreement with Pacific Amber Resources Ltd. with respect to the PDC Properties. The Board of Directors of the Company is aware of Mr. Billingsley's interests in the Billingsley Claim and in Pacific Amber Resources Ltd., and both agreements involving the Company and Mr. Billingsley's interests have been handled as arms-length transactions.

     Other than the transactions stated above, none of the directors or executive officers of the Company, nor any person who owned of record or was known to own beneficially more than 5% of the Company's outstanding shares of its Common Stock, nor any associate or affiliate of such persons or companies, has any material interest, direct or indirect, in any transaction that has occurred since its inception on April 3, 1998, or in any proposed transaction, which has materially affected or will affect the Company.

ITEM 8.   DESCRIPTION OF SECURITIES

     The Company has two classes of equity securities, namely, its $0.001 par value common stock ("Common Stock") and its $0.001 par value preferred stock ("Preferred Stock"). As of December 20, 1999, the Company has authorized 40,000,000 shares of its Common Stock, of which 6,927,500 are issued and outstanding. The holders of the Company's Common Stock have and possess all rights as shareholders of a corporation, except as may be limited by the preferences, privileges and voting powers, and the restrictions and limitations of the Company's Preferred Stock. As of December 20, 1999, the Company has authorized 10,000,000 shares of its Preferred Stock, but no shares of its Preferred Stock are issued or outstanding.

Common Stock.

     Each holder of record of shares of the Company's Common Stock is entitled to one vote for each share held on all matters properly submitted to the shareholders for their vote. Cumulative voting in the election of directors is not authorized by the Articles of Incorporation.

     Holders of outstanding shares of Common Stock are entitled to those dividends declared by the Board of Directors out of legally available funds, and, in the event of liquidation, dissolution or winding up of the affairs of the Company, holders are entitled to receive ratably the net assets of the Company available to the shareholders. Holders of outstanding Common Stock have no preemptive, conversion or redemption rights. All of the issued and outstanding shares of Common Stock are, and all unissued shares of Common Stock, when offered and sold will be, duly authorized, validly issued, fully paid and nonassessable. To the extent that additional shares of Common Stock of the Company may be issued in the future, the relative interests of the then existing shareholders may be diluted.

Preferred Stock.

     The Company's Board of Directors is authorized to issue from time to time. without shareholder authorization, in one or more designated series, any or all of the authorized but unissued shares of Preferred Stock with such dividend, redemption, conversion and exchange provisions as may be provided by the Board of Directors with regard to such particular series. Any series of Preferred Stock may possess voting, dividend, liquidation and redemption rights superior to those of the Common Stock. The rights of the holders of Common Stock will be subject to and may be adversely affected by the rights of the holders of any Preferred Stock that may be issued in the future. Issuance of a new series of Preferred Stock, or providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could make it more difficult for a third party to acquire, or discourage a third party from acquiring the outstanding shares of Common Stock of the Company and make removal of the Board of Directors more difficult. No shares of Preferred Stock are currently issued and outstanding, and the Company has no present plans to issue any Shares of Preferred Stock.

Anti-Takeover Provisions.

     The Company's Articles of Incorporation and Bylaws (the "Incorporation Documents") contain provisions that may make it more difficult for a third party to acquire. or may discourage acquisition bids for, the Company. The Board of Directors of the Company is authorized, without action of its shareholders, to issue authorized but unissued Common Stock and Preferred Stock. The existence of undesignated Preferred Stock and authorized but unissued Common Stock enables the Company to discourage or to make it more difficult to obtain control of the Company by means of a merger, tender offer, proxy contest or otherwise.

Glossary of Terms.

Alteration Zone A change in the mineral composition of the rock brought about by physical or chemical means especially by the action of hydrothermal solutions.

Anomaly: A deviation from uniformity or regularity in geophysical or geochemical quantities.

Diamond Drilling: A variety of rotary drilling in which diamond bits are used as the rock cutting tool. It is a common method of prospecting for mineral deposits especially in development work where core samples are desired.

Drumlin: A low, smoothly rounded, elongated and oval hill, mound or ridge of compact glacial till, built under the margin of the ice and shaped by its flow; its longer axis is parallel to the direction of the movement of the ice. It usually has a blunt nose pointing in the direction from which the ice approached and a gentler slope tapering in the other direction.

Electromagnetic and Cesium Vapor Magnetometer Survey: An Electromagnetic Survey uses instruments to measure conductivity. Certain minerals are highly conductive such as graphite or sulfides. In the Athabasca area graphite is commonly associated with the occurrence of uranium deposits.

     The Cesium Vapor  Magnetometer  Survey is a  sophisticated  instrument that
measures  magnetic   intensities  of  sub-surface  rocks  which  is  an  aid  in interpretation of sub-surface geological structure.

     A combination of these surveys aids in the search for uranium deposits.

Fault:  A zone of rock fracture along which there has been displacement.

Glacial Action: All processes due to the agency of glacier ice, such as erosion, transportation, and deposition.

Hydrothermal Alteration: Alteration of rocks or minerals by the reaction of such surface heated waters of magmatic origin.

Kaolin Anomaly; Illite Enrichment; Chloritization and Dravitization: These are alteration products derived from the decomposition of other rock forming minerals such as mica, and may be indicative of uranium or other mineralization in proximity.

Lithogeochemical Boulder Sampling: A method of collecting boulder chips on a grid basis, then laboratory analysis for detection of alteration products. The various alteration products are plotted on maps to indicate the presence of anomalous zones.

N.T.S. Sheets: These refer to map quadrangles in Northern Saskatchewan under the National Topographic System. Mineral claims are plotted on these sheets by the Energy and Mines Department of Saskatchewan so that mineral claim locations are easily determined.

Scintillometer Surveys: A scintillometer is a sophisticated geiger counter, which measures radioactivity; however, it can discriminate between uranium, thorium and potassium.

Unconformity: A substantial break or gap in the geologic record where a rock unit is overlain by another that is not next in stratigraphic succession, such as an interruption in the continuity of a depositional sequence of sedimentary rocks, or a break between eroded igneous rocks and younger sedimentary strata.

Yttrium: An element whose symbol is YT and has an atomic weight of 88.9, and is a decay element derived from uraniferous minerals.

                                     PART II

ITEM 1.   MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER
          MATTERS

Market Information.

     The Company's Common Stock is not currently traded in the over-the-counter market or any other market. Therefore, since the inception of the Company in April 1998, there has been no established trading market for the Company's Common Stock, and the Company has been unable to obtain reliable information as to quoted prices with respect to the Common Stock.

Holders.

     As of December 20, 1999, there were approximately 109 holders of the Company's Common Stock, who collectively held 6,927,500 issued and outstanding shares.

Dividends.

     The Company did not declare or pay cash or other dividends on its Common Stock between the inception of the Company (April 3, 1998) and April 30, 1999, its last fiscal year end. The Company does not expect to pay any dividends in the near future.

ITEM 2.   LEGAL PROCEEDINGS

     The Company is not a party to any legal proceedings required to be reported hereunder.

ITEM 3.   CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON
          ACCOUNTING AND FINANCIAL DISCLOSURE

     None.

ITEM 4.   RECENT SALES OF UNREGISTERED SECURITIES

     On April 13, 1998, the Company acquired all of the assets of Athabasca Uranium Syndicate, a syndicate formed in British Columbia, Canada, worth $100,000, in exchange for issuing 6,000,000 shares of the Company's Common Stock to the following Athabasca Uranium Syndicate ownership interest holders:

                                                           Number
          Name                                            of Shares
          ----                                            ---------

          AGT Financial Corporation                        300,000
          United Corporate Advisers, Ltd.                  300,000
          E.G. (Ed) Mowatt                                 150,000

                                                           Number
          Name                                            of Shares
          ----                                            ---------

          G.W. Hornby                                      150,000
          Rockford Resources, Inc.                         300,000
          Mark A. Donaldson                                300,000
          G.R.W. Financial Corporation                     300,000
          Hiro Ogata                                       300,000
          Pacific Amber Resources, Ltd.                    900,000
          J.R. Billingsley                                 300,000
          Harold M. Jones                                  300,000
          W.L. McCullagh                                   300,000
          3415 Investments, Ltd.                           300,000
          David Parfitt                                    150,000
          Andy Crookbain                                   150,000
          James G. Allison                                 150,000
          Penelope Allison                                 150,000
          Tom S.T. Heah                                    300,000
          Derek Van Laare                                  300,000
          William G. Timmins                               300,000
          Thornton J. Donaldson                            300,000
                                                         ---------
               Total                                     6,000,000

     These securities were offered to the limited class of offerees, as listed above, pursuant to the exemption from registration contained in Section 3(b) of the Securities Act of 1933, as amended, and Rule 504 promulgated thereunder. No underwriter was involved in the transaction.

     On March 24, 1999, the Company issued 200,000 shares of its Common Stock to Pacific Amber upon execution of the Property Option Agreement, and in consideration of the Property Option Agreement. These securities were offered pursuant to the exemption from registration contained in Section 3(b) of the Securities Act of 1933, as amended, and Rule 504 promulgated thereunder.

     Between January 15, 1999 and February 25, 1999, the Company sold 77,500 shares of its Common Stock to the following accredited investors at $0.65 per share, for a total capital contribution of $50,375:

                                                           Number
          Name                                            of Shares
          ----                                            ---------

          Morris Ergas                                     20,000
          Roger Dean Terhune                                5,000
          Marilyn E. Grandy                                 5,000
          Double M Productions                              5,000
          Georgina Bresolin                                 5,000
          S. Rodgers                                        5,000
          Columbia Meat Market                              5,000
          Jure Uremovic                                     4,000
          Douglas Yen                                       3,000
          Stephen D. Granger                                2,500
          Trish Hodgson                                     2,000
          Mark Bradley                                      2,000
          Cindy Schoenhaar                                  1,000
          Jessmar Investments Ltd.                         13,000
                                                          -------
               Total                                       77,500


     These securities were offered to a limited number of accredited investors pursuant to the exemption from registration contained in Section 3(b) of the Securities Act of 1933, as amended, and Rule 504 promulgated thereunder. No underwriter was involved in the transaction.

     On October 7, 1999, the Company issued 600,000 shares of its Common Stock to Mark T. Smith, an accredited investor, at $0.50 per share, for a total capital contribution of $300,000. These securities were offered pursuant to the exemption from registration contained in Section 4(2) of the Securities Act of 1933, as amended. No underwriter was involved in the transaction.

     On December 8, 1999, the Company issued 50,000 shares of its Common Stock to Murray Swetz, pursuant to the J.R. Billingsley Letter Agreement. These securities were transferred pursuant to the exemption from registration contained in Section 4(2) of the Securities Act of 1933, as amended. No underwriter was involved in the transaction.

ITEM 5.   INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The Company's Articles of Incorporation and the Colorado Business Corporation Act provide that the Company will indemnify, to the fullest extent permitted by law, any person, and the estate and personal representative of any such person, against all liability and expense (including attorneys' fees) incurred by reason of the fact that he or she is or was a director or officer of the Company or, while serving at the request of the Company as a director, officer, partner, trustee, employee, fiduciary, or agent of, or in any similar managerial or fiduciary position of, another domestic or foreign corporation or other individual or entity or of an employee benefit plan. Further, the Articles of Incorporation provide that the Company also shall indemnify any person who is serving or has served the Company as director, officer, employee, fiduciary, or agent, and that person's estate and personal representative, to the extent and in the manner provided in any bylaw, resolution of the shareholders or directors, contract or otherwise, so long as such provision is legally permissible.

     The Company's Articles of Incorporation also provide that a director of the Company shall not be personally liable to the Company or its shareholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Company or to its shareholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for acts specified under Section 7-108-403 of the Colorado Business Corporation Act or any amended or successor provision thereof, or (iv) for any transaction from which the director derived an improper personal benefit. If the Colorado Business Corporation Act is amended after the provisions in the Company's Articles of Incorporation are adopted to authorize corporate action further eliminating or limiting the personal liability of directors, then the Articles of Incorporation provide that the liability of a director of the Company will be eliminated or limited to the fullest extent permitted by the Colorado Business Corporation Act, as so amended.

     Insofar as indemnification for liabilities arising under the 1933 Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the 1933 Act and is, therefore, unenforceable.


                                    PART F/S

Financial Statements.

     The Company's balance sheets as of April 30, 1999 and 1998 and the statements of operations and statements of cash flows for the years then ended are attached following the signature page of this Form 10-SB, together with the audit report by the Company's independent chartered accountants. The Company's unaudited balance sheet as of July 31, 1999 and unaudited statement of operations for the three months ended July 31, 1999, are also attached following the signature page of this Form 10-SB.

                                    PART III

ITEM 1.   EXHIBITS

3.1       Articles of Incorporation.*

3.2       Bylaws.*

4.1       Stock Option Plan.*

10.1      Letter Agreement with J.R. Billingsley dated July 29, 1998.*

10.2      Extensions to Letter Agreement with J.R. Billingsley.*

10.3 Joint Venture Agreement with Phelps Dodge Corporation of Canada, Ltd., dated December 16, 1998.*

10.4 Property Option Agreement with Pacific Amber Resources Ltd. dated March 24, 1999.*

10.5. Amendment to Property Option Agreement with Pacific Amber Resources Ltd. dated October 7, 1999.*

10.6 Asset Purchase Agreement from Athabasca dated April 13, 1998. Filed herewith.

10.7 Letter from Phelps Dodge Corporation extending deadline to May 31, 2000. Filed herewith.

27.1      Financial Data Schedule.  Filed herewith.

-----------------------

*Filed previously.

                                   SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        URANIUM POWER CORPORATION



Date:  January 18, 2000                 By: /s/ Thornton J. Donaldson
                                            ------------------------------------
                                            Thornton J. Donaldson, President and
                                            Director


Date:  January 18, 2000                 By: /s/ William G. Timmins
                                            ------------------------------------
                                            William G. Timmins, Secretary and
                                            Director

URANIUM POWER CORPORATION


Financial Statements
April 30, 1999
(U.S. Dollars)






         INDEX                                                             Page
         -----                                                             ----

         Report of Independent Chartered Accountants                        F-1

         Financial Statement

         Balance Sheets                                                     F-2

         Statements of Operations                                           F-3

         Statements of Stockholders' Equity                                 F-4

         Statements of Cash Flows                                           F-5

         Notes to Financial Statements                                  F-6-F-8

                   REPORT OF INDEPENDENT CHARTERED ACCOUNTANTS


TO THE DIRECTORS
OF URANIUM POWER CORPORATION


We have audited the accompanying balance sheets of Uranium Power Corporation (an exploration stage company) as at April 30, 1999 and 1998 and the related statements of operations, stockholders' equity and statements of cash flows for the years ended April 30, 1999, the period April 3, 1998 (date of incorporation) to April 30, 1998 and the cumulative amounts during exploration stage April 3, 1998 to April 30, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in the United States. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements presents fairly, in all material respects, the financial position of the Company as at April 30, 1999 and 1998 and the results of its operations and the cash flows for the year ended April 30, 1999, the period April 3, 1998 (date of incorporation) to April 30, 1998 and the cumulative amounts during exploration stage April 3, 1998 to April 30, 1999 in conformity with generally accepted accounting principles in the United States.




/s/ Smythe Ratcliffe
"Smythe Ratcliffe"

Chartered Accountants

Vancouver, British Columbia
June 25, 1999


URANIUM POWER CORPORATION
(An Exploration Stage Company)
Balance Sheets
April 30
(U.S. Dollars)
---------------------------------------------------------------------------------------------------------
                                                                                   1999            1998

Assets


Current
 Cash .....................................................................     $   3,149      $  37,675
                                                                                 ========      =========
Liabilities

Accounts Payable and Accrued Liabilities ..................................     $   3,082      $       0
                                                                                 --------       --------
Stockholders' Equity

Capital Stock
  Authorized
    40,000,000 Common stock with a par value of $0.001 each
    10,000,000 Preferred stock with a par value of $0.001 each
 Issued
    Common stock 6,277,500 shares (1998 - 6,000,000 shares) ...............         6,278          6,000

Additional Paid-In Capital ................................................       264,684         91,834

Deficit Accumulated During Exploration Stage ..............................      (270,895)       (60,159)
                                                                                ---------       --------
Total Stockholders' Equity ................................................            67         37,675
                                                                                ---------       --------
                                                                                $   3,149      $  37,675
                                                                                 ========      =========



See notes to financial statements.

URANIUM POWER CORPORATION
(An Exploration Stage Company)
Statements of Operations
(U.S. Dollars)

--------------------------------------------------------------------------------



                                                                Period          Cumulative
                                                             April 3, 1998       Amounts
                                                               (Date of           During
                                            Year Ended       Incorporation)     Exploration
                                             April 30,        to April 30,     Stage to April
                                               1999              1998             30, 1999
                                            -----------      -------------     --------------

Expenditures
  Exploration costs (note 3) ...........   $   136,796       $    59,459       $   196,255
  Advertising and promotion ............        29,900                 0            29,900
  Professional fees ....................        18,732                 0            18,732
  Travel ...............................        17,909                 0            17,909
  Office ...............................         5,873                 0             5,873
  Rent .................................           875                 0               875
  Incorporation cost written off .......             0               700               700
  Transfer agent fee ...................           651                 0               651
                                            ----------        ----------        ----------
Net Loss for Year ......................   $  (210,736)      $   (60,159)      $  (270,895)
                                            ==========        ==========        ==========
Loss Per Share .........................   $     (0.03)      $     (0.21)
                                            ==========        ==========
Weighted Average Number of
  Shares Outstanding ...................     6,026,541           279,452
                                            ==========        ==========







See notes to financial statements.

URANIUM POWER CORPORATION
(An Exploration Stage Company)
Statements of Stockholders' Equity
Years Ended April 30, 1999 and Period Ended April 30, 1998
(U.S. Dollars)
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                           Deficit
                                                                                                         Accumulated
                                                                 Common Stock             Additional      During the      Total
                                                            ------------------------        Paid-Up      Exploration   Stockholders'
                                                            Shares         Par Value        Capital         Stage         Equity
                                                            ------         ---------      ----------     -----------   ------------
Common stock issued
  For assets of Syndicate (note 3(a)) ..............      6,000,000      $    6,000      $   91,834      $        0      $   97,834
Net loss ...........................................              0               0               0         (60,159)        (60,159)
                                                          ---------       ---------       ---------       ---------       ---------
Balance, April 30, 1998 ............................      6,000,000           6,000          91,834         (60,159)         37,675

Common stock issued
  For subscriptions (note 4) .......................      1,000,000           1,000         606,005               0         607,005
  For resource properties (note 3(b) ...............        200,000             200         137,131               0         137,331
Share issue costs ..................................              0               0         (15,586)              0         (15,586)
Net loss ...........................................              0               0               0        (210,736)       (210,736)

Common stock returned to
  treasury for cancellation
  subsequent to April 30, 1999 (note 4) ............       (922,500)           (922)       (554,700)              0        (555,622)
                                                          ---------       ---------       ---------       ---------       ---------
Balance April 30, 1999 .............................      6,277,500      $    6,278      $  264,684      $ (270,895)     $       67
                                                          =========       =========       =========       =========       =========




See notes to financial statements.


URANIUM POWER CORPORATION
(Exploration Stage Company)
Statements of Cash Flows
(U.S. Dollars)
--------------------------------------------------------------------------------------------------------------------


                                                                                                         Cumulative
                                                                                     Period             Amount During
                                                                                 April 3, 1998           Exploration
                                                                                    (Date of           Stage April 3,
                                                             Year Ended          Incorporation)            1998 to
                                                              April 30,           to April 30,            April 30,
                                                                1999                  1998                   1999
                                                             ----------          --------------         --------------
Operating Activities
  Net loss ...........................................         $(210,736)           $ (60,159)           $(270,895)
Adjustments to reconcile net
    loss to net cash used in operating activities
      Exploration costs acquired for shares ..........           137,268               59,459              196,727

Change in Operating Assets and Liabilities
  Accounts payable ...................................             3,082                    0                3,082
                                                               ---------             --------             --------
Net Cash Used in Operating Activities ................           (70,386)                (700)             (71,086)
                                                               ---------             --------             --------
Financing Activities
  Issuance of shares for cash ........................            51,446               38,375               89,821
  Share issue costs ..................................           (15,586)                   0              (15,586)
                                                               ---------             --------             --------
                                                                  35,860               38,375               74,235
                                                               ---------             --------             --------
Inflow (Outflow) of Cash .............................           (34,526)              37,675                3,149
Cash, Beginning of Year ..............................            37,675                    0                    0
                                                               ---------             --------             --------
Cash, End of Year ....................................         $   3,149            $  37,675            $  18,735
                                                               =========             ========             ========




See notes to financial statements.

URANIUM POWER CORPORATION
(An Exploration Stage Company)
Notes to Financial Statements
Year Ended April 30
(U.S. Dollars)
--------------------------------------------------------------------------------

1.   ORGANIZATION AND NATURE OF BUSINESS

     The Company was incorporated on April 3, 1998 under the laws of the State of Colorado. The principal business activity is the exploration and development of natural resource properties principally in Canada.

     By agreement dated April 13, 1998 the Company acquired all the assets of Athabasca Uranium Syndicate (a British Columbia, Canada syndicate) which consisted primarily of a parcel of property in Northern Saskatchewan, Canada (note 3(a)) and a bank account. Consideration given to the owners of the syndicate was 6,000,000 common shares of the Company at a par value of $0.001 each and a stated amount of $97,834, being the cost of the assets acquired.

2.   SIGNIFICANT ACCOUNTING POLICIES

     (a)  Exploration stage expenditures

          The Company expenses all expenditures for exploration of resource properties as they are incurred where the properties do not have proven mineral reserves.

     (b)  Foreign currency translation

          The Company's operations and activities are conducted principally in Canada, hence the Canadian dollar is the functional currency which is translated into U.S. dollars for reporting purposes as follows:

          (i) Monetary assets and liabilities at the rate of exchange in effect as at the balance sheet date;

          (ii) Non-monetary   assets  and  liabilities  at  the  exchange  rates
               prevailing at the time of the acquisition of the assets or assumption of the liabilities; and,

          (iii)Revenues and expenditures at the average rate of exchange for the year.

          Gains and losses arising from this translation of foreign currency are not significant and are included in the determination of net loss.

     (c)  Comprehensive income (loss)

          The Company has no other comprehensive income or loss. Accordingly, comprehensive loss is the same as net loss.

     (d)  Loss per share

          Loss per share calculations are based on the weighted average number of shares outstanding during the period.

URANIUM POWER CORPORATION
(An Exploration Stage Company)
Notes to Financial Statements
Years Ended April 30
(U.S. Dollars)
--------------------------------------------------------------------------------

2.   SIGNIFICANT ACCOUNTING POLICIES (Continued)

     (e)  Financial instruments

          The Company's financial instruments consist of cash and accounts payable and accrued liabilities. It is management's opinion that the Company is not exposed to significant interest, currency, or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying value.

3.   RESOURCE PROPERTIES

     (a)  Hocking Lake Property and Henday Lake Property

          By agreement dated April 13, 1998, the Company acquired all the assets of Athabasca Uranium Syndicate (a British Columbia, Canada syndicate) which consisted of cash and the Hocking Lake Property and Henday Lake Property. These properties were acquired in 1997 by the syndicate for $59,459 ($82,270 Cdn).

          Consideration given to the members of the syndicate was 6,000,000 common shares of the Company at a par value of $0.001 each and a stated value of $97,834, being the cost of the assets acquired.

     (b)  Saskatchewan Uranium Properties

          By agreement dated December 16, 1998, the Company has options to acquire a 100% interest in 11 mining claims in Saskatchewan, Canada, upon incurring cumulative expenditures of $338,000 (Cdn. $500,000) by December 31, 1999 and an additional $1,690,000 (Cdn. $2,500,000) by
          December 31, 2002. The optioner can earn back a 35% interest by incurring cumulative expenditures of not less than $2,028,000 (Cdn. $3,000,000) before December 31, 2006. A royalty is payable at 2% of gross value (as defined) of production if the optioner does not earn back the 35% interest.

          By an agreement dated March 24, 1999, between the Company and Pacific Amber Resources Ltd. (a minority shareholder), the latter will earn a 50% interest in the Saskatchewan Uranium Properties and all of the Company's rights, licences and permits pertinent thereto held for the specific use and enjoyment thereof by completing the initial program and incurring $338,000 (Cdn. $500,000) in expenditures on or before December 31, 1999. $129,355 (Cdn. $191,354) was incurred as at April 30, 1999 and another $99,658 (Cdn. $147,123) was incurred to June 25,
          1999). In return, the Company issued the optionee 200,000 common shares at a deemed value of $0.65 each.

URANIUM POWER CORPORATION
(An Exploration Stage Company)
Notes to Financial Statements
Years Ended April 30
(U.S. Dollars)
--------------------------------------------------------------------------------


3.   RESOURCE PROPERTIES (Continued)

     (c)  Northern mining property

          By  agreement  dated July 29, 1998  (subsequently  extended to July 1,
          1999) the Company has an option to acquire from a shareholder a 100% interest in a mining claim in Northern Mining District, Saskatchewan by issuing 50,000 free trading shares and paying $13,375 to the owner of the property. This is contingent upon completion of certain specified exploration work. The owner has the right to receive $0.35 per pound of the product from the claim if the price of the product is $18.00 per pound or less and $0.50 per pound where the price of the product is $18.00 per pound or more.

     All expenditures by the Company on these resource properties have been expensed as incurred.

4.   COMMON STOCK SUBSCRIPTIONS

     In April 1999 the Company received subscriptions and issued a Treasury Order for the issue of 922,500 common shares. These shares were unpaid at April 30, 1999 and were held by the Company pending receipt of the proceeds of issue. As the funds were not received the shares were returned to treasury for cancellation subsequent to the year-end.

5.   RELATED PARTY TRANSACTIONS

     The following transactions occurred with parties who are related by way of minority share ownership in the capital stock of the Company and being a director of the Company and corporate shareholders.

     (a) Acquisition of assets of Athabasca Uranium Syndicate (note 1) in exchange for 6,000,000 common shares.

     (b) Agreement with Pacific Amber Resources Ltd. (note 3(b)) and issuance of 200,000 common shares under the agreement.

     (c) Option to acquire an interest in a mining claim from a minority shareholder who is an officer and director (note 3(c)).

URANIUM POWER CORPORATION


Financial Statements
July 31, 1999
(Unaudited - Prepared by Management)
(U.S. Dollars)
--------------------------------------------------------------------------------



     INDEX                                                                Page
     -----                                                                ----

     Financial Statement

     Balance Sheet                                                         F-10

     Statements of Operations                                              F-11

     Statement of Stockholders' Equity                                     F-12

     Statement of Cash Flows                                               F-13

     Notes to Financial Statements                                    F-14-F-15

URANIUM POWER CORPORATION
(An Exploration Stage Company)
Balance Sheets
July 31, 1999 (Unaudited) and April 30, 1999
(U.S. Dollars)
--------------------------------------------------------------------------------

                                                          July 31,     April 30,
                                                             1999         1999
                                                         (Unaudited)   (Audited)
Asset
Current
  Cash ...............................................   $   8,389    $   3,149
                                                         =========    =========
Liabilities
Accounts Payable and Accrued Liabilities .............   $   2,656    $   3,082
Loan Payable .........................................      19,916            0
                                                         ---------    ---------
Total Liabilities ....................................      22,572        3,082


Stockholders' Equity
Capital Stock
  Authorized
  40,000,000 common stock with a par value of $0.001 each
  10,000,000 preferred stock with a par value of $0.001 each
Issued
  6,277,500 common stock .............................       6,278        6,278

Treasury Stock
  11,000 shares common stock .........................         (11)           0
Additional Paid-In Capital ...........................     257,389      264,684
Deficit Accumulated During Development Stage .........    (277,839)    (270,895)
                                                         ---------    ---------
Total Stockholders' Equity ...........................     (14,183)          67
                                                         ---------    ---------
                                                         $   8,389    $   3,149
                                                         =========    =========



See notes to financial statements.


URANIUM POWER CORPORATION
(An Exploration Stage Company)
Statements of Operations
Three Months Ended July 31, 1999 (Unaudited) and Years Ended April 30, 1999 and 1998
(Unaudited - Prepared by Management)
(U.S. Dollars)
----------------------------------------------------------------------------------------------------

                                                                                    Cumulative
                                                                                      Amounts
                                                                                      During
                                                                                    Development
                                              Three                                     Stage
                                          Months Ended      Years Ended April 30,      (Since
                                          July 31, 1999      1999          1998      04/03/98)
                                           (Unaudited)            (Audited)
Expenditures
  Exploration costs (note 3) ........   $     1,660    $   136,796   $    59,459   $   197,915
  Advertising and promotion .........             0         29,900             0        29,900
  Professional fees .................         7,411         18,732             0        26,143
  Travel ............................             0         17,909             0        17,909
  Office ............................        (3,283)         5,873             0         2,590
  Rent ..............................         1,005            875             0         1,880
  Incorporation cost written off ....             0              0           700           700
  Transfer agent fee ................           151            651             0           802
                                        -----------    -----------   -----------   -----------
Net Loss for Period .................   $    (6,944)   $  (210,736   $   (60,159)  $  (277,839)

Loss Per Share ......................   $     (0.00)   $     (0.03)  $     (0.21)

Weighted Average Number of
  Shares Outstanding ................     6,266,500      6,026,541       279,452





See notes to financial statements.

URANIUM POWER CORPORATION
(An Exploration Stage Company)
Statements of Stockholders' Equity (Deficiency)
Three Months Ended July 31, 1999 (Unaudited) and Years Ended April 30, 1998 and 1999
(Unaudited - Prepared by Management)
(U.S. Dollars)
-------------------------------------------------------------------------------------------------------------------------
                                                                            Common Stock              Treasury Stock
                                                                        Shares      Par Value     Shares       Par Value
Common stock issued
  For cash .......................................................    6,000,000    $    6,000    $        0    $        0
Net loss .........................................................            0             0             0             0
                                                                     ----------    ----------    ----------    ----------
Balance, April 30, 1998 ..........................................    6,000,000         6,000             0             0

Common stock issued
  For subscriptions ..............................................    1,000,000         1,000             0             0
  For resource properties ........................................      200,000           200             0             0
Share issue costs ................................................            0             0             0             0
Net loss .........................................................            0             0             0             0

Unaudited Information:
Common stock returned to
  treasury for cancellation ......................................     (922,500)         (922)            0             0
Common stock returned to
treasury .........................................................            0             0       (11,000)          (11)
Net loss .........................................................            0             0             0             0
                                                                     ----------    ----------    ----------    ----------
Balance, July 31, 1999 ...........................................    6,277,500    $    6,278       (11,000)   $      (11)

                                                                                     Deficit
                                                                                   Accumulated      Total
                                                                     Additional     During the   Stockholders'
                                                                       Paid-Up     Development      Equity
                                                                       Capital        Stage      (Deficiency)

Common stock issued
  For cash .....................................................     $   91,834    $        0    $   97,834
Net loss .........................................................            0       (60,159)      (60,159)
                                                                     ----------    ----------    ----------
Balance, April 30, 1998 ..........................................       91,834       (60,159)       37,675

Common stock issued
  For subscriptions ..............................................      606,005             0       607,005
  For resource properties ........................................      137,131             0       137,331
Share issue costs ................................................      (15,586)            0       (15,586)
Net loss .........................................................            0      (210,736)     (210,736)

Unaudited Information:
Common stock returned to
  treasury for cancellation ......................................     (554,700)            0      (555,622)
Common stock returned to
treasury .........................................................       (7,295)            0        (7,306)
Net loss .........................................................            0        (6,944)       (6,944)
                                                                     ----------    ----------    ----------
Balance, July 31, 1999 ...........................................   $  257,389    $ (277,839)   $  (14,183)


See notes to financial statements.

                                      F-12(a)

URANIUM POWER CORPORATION
(An Exploration Stage Company)
Statements of Cash Flow
Three Months Ended July 31, 1999 (Unaudited) and Years Ended April 30, 1999 and 1998
(Unaudited - Prepared by Management)
(U.S. Dollars)
----------------------------------------------------------------------------------------------------------


                                                            Three                              Cumulative
                                                            Months                           Amounts During
                                                             End                               Development
                                                           July 31,    Years Ended April 30,      Stage
                                                             1999       1999          1998   (Since 04/30/98)
                                                         (Unaudited)         (Audited)
Operating Activities
  Net loss ...........................................   $  (6,944)   $(210,736)   $ (60,159)   $(277,839)
  Adjustments to reconcile net
    loss to net cash used in operating activities
      Exploration costs acquired for shares ..........           0      137,268       59,459      196,727

Change in Operating Assets and Liabilities
  Accounts payable ...................................        (426)       3,082            0        2,656
                                                         ---------    ---------    ---------    ---------
Net Cash Used in Operating Activities ................      (7,370)     (70,386)        (700)     (78,456)

Financing Activities
  Loan payable .......................................      19,916            0            0       19,916
  Issuance of shares for cash ........................      (7,306)      51,446       38,375       82,515
  Share issue costs ..................................           0      (15,586)           0      (15,586)
                                                         ---------    ---------    ---------    ---------
Net Cash Provided By Financing Activities ............      12,610       35,860       38,375       85,845

Inflow (Outflow) of Cash .............................       5,240      (34,526)      37,675        8,389
Cash, Beginning of Year ..............................       3,149       37,675            0            0
                                                         ---------    ---------    ---------    ---------
Cash, End of Period ..................................   $   8,389    $   3,149    $  37,675    $   8,389



See notes to financial statements.

URANIUM POWER CORPORATION
(An Exploration Stage Company)
Notes to Financial Statements
Three Months Ended July 31, 1999 (Unaudited)
(U.S. Dollars)
--------------------------------------------------------------------------------


1.       BASIS OF PRESENTATION

         These unaudited financial statements have been prepared in accordance with generally accepted accounting principles in the United States for interim financial information. These financial statements are condensed and do not include all disclosures required for annual financial statements. The organization and business of the Company, accounting policies followed by the Company and other information are contained in the notes to the Company's audited financial statements for the year ended April 30, 1999.

         In the opinion of the Company's management, these financial statements reflect all adjustments necessary to present fairly the Company's financial position at July 31, 1999 and April 30, 1999 and the consolidated results of operations and the statement of cash flows for the three months ended July 31, 1999. The results of operations for the three months ended July 31, 1999 are not necessarily indicative of the results to be expected for the entire fiscal year.

2.       LOSS PER SHARE

         Net loss per share computations are based on the weighted average number of shares outstanding during the period.

3.       RESOURCE PROPERTIES

          (a)  Hocking Lake Property and Henday Lake Property

               By agreement dated April 13, 1998, the Company acquired all assets of Athabasca Uranium Syndicate (a British Columbia, Canada syndicate) which consisted of cash and the Hocking Lake Property and Henday Lake Property. Consideration given to the members of the syndicate was 6,000,000 common shares of the Company at a par value of $0.001 each (issued) and a stated value of $97,834.

          (b)  Saskatchewan Uranium Properties

               By agreement dated December 16, 1998, the Company has options to acquire a 100% interest in 11 mining claims in Saskatchewan, Canada, upon incurring cumulative expenditures of $338,000 (Cdn. $500,000) by December 31, 1999 and $1,690,000 (Cdn. $2,500,000)
               by December 31, 2002. The optioner can earn back a 35% interest by incurring cumulative expenditures of not less than $2,028,000 (Cdn. $3,000,000) before December 31, 2006. A royalty is payable at 2% of gross value (as defined) of production if the optioner does not earn back the 35% interest.

               By an agreement dated March 24, 1999, between the Company and Pacific Amber Resources Ltd., the latter will earn a 50% interest in the Saskatchewan Uranium Properties and all of the Company's rights, licences and permits pertinent thereto held for the specific use and enjoyment thereof by completing the initial program and incurring $338,000 (Cdn. $500,000) in expenditures on or before December 31, 1999 ($229,013 (Cdn. $338,777) was incurred as at July 31, 1999). In return, the Company issued the optionee 200,000 common shares at a deemed value of $0.65 each.

URANIUM POWER CORPORATION
(An Exploration Stage Company)
Notes to Financial Statements
Three Months Ended July 31, 1999 (Unaudited)
(U.S. Dollars)
--------------------------------------------------------------------------------



3.        RESOURCE PROPERTIES

          (c)  Northern mining property

               By agreement dated July 29, 1998 (subsequently extended to December 1, 1999) the Company has an option to acquire 100%
               interest in a mining claim in Northern Mining District, Saskatchewan by issuing 50,000 free trading shares and paying $13,375 to the owner of the property. This is contingent upon completion of certain specified exploration work. The owner has the right to receive $0.35 per pound of the product from the claim if the price of the product is $18 per pound or less and $0.50 per pound where the price of the product is $18 per pound or more.

          All expenditures by the Company on these resource properties have been expensed as incurred.

4.        STOCK OPTION PLAN

          The Company has adopted an incentive and a nonstatutory stock option j plan effective August 31, 1999 ("the 1999 plan") whereby up to 1,200,000 shares of common stock may be optioned and sold up to August 31, 2009 or until sooner terminated. Options granted will have an exercise price of not less than 100% of fair market value (as defined) per share on the date of grant. Options are granted for a term of ten years except incentive options granted to persons owning more than 10% of the combined voting stock of all classes, in which case the term is five years.